SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                                               Commission File Number  333-22931

                           NOTIFICATION OF LATE FILING

(Check one):
___ Form 10-K    __ Form 20-F   __ Form 11-K    ___ Form 10-Q    X  Form N-SAR

For the Period Ended:           9/30/03

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

Full Name of Registrant:   LOOMIS SAYLES FUNDS I
                           --------------------------

Former Name if Applicable  N/A
                           --------------------------

Address of Principal Executive Office (Street & Number)

         399 Boylston Street
         Boston, MA 02116

                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requests additional time to file form N-SAR so that it can compile the necessary information to file a complete and accurate document.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Nicholas H. Palmerino, Treasurer
                  (617) 449-2804

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed?

     Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     No


                              LOOMIS SAYLES FUNDS I
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 26, 2003                   By:    /s/Nicholas Palmerino
                                                   Nicholas Palmerino
                                                   Treasurer